NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the nine months ended September 30, 2005 and 2004

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

1.1

Date

This Management Discussion and Analysis (“MD&A”) of Northern Canadian Minerals Inc. (the “Company”) has been prepared by management as of November 7, 2005 and should be read in conjunction with the unaudited interim financial statements and related notes thereto of the Company for the nine months ended September 30, 2005 and 2004 and the audited financial statements and related notes thereto of the Company, as at and for the years ended December 31, 2004 and 2003, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain forward-looking statements in respect of various matters including upcoming events. The results or events predicted in these forward-looking statements may differ materially from actual results or events. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

1.2

Over-all Performance

The Company is incorporated under the laws of British Columbia and is in the business of acquiring and exploring mineral resource properties.

During the year ended December 31, 2004, the Company changed its name from American Nevada Gold Corp. to Northern Canadian Minerals Inc. and consolidated its share capital on the basis of five (5) old shares for one (1) new share.

As at the date hereof, the Company has mining interests in 3 properties, the Uranium Properties located in Northern Saskatchewan and Nevada and the Pamlico & Gold Bar properties located in the state of Nevada as follows:

1.

Uranium Properties:

On June 15, 2005, the Company entered into an agreement with Bullion Fund Inc. ("Bullion"), an Alberta corporation, acting as agent for certain legal and beneficial owners, pursuant to which it has acquired an undivided 90% working interest in and to eight mineral claims (the Snowshoe, Harrison Peninsula and Pow Bay claims) covering 19,172 hectares located in and around the Athabasca basin in Saskatchewan, twenty-six 20 acre claims (the "Carol R Mine Claims") and twenty 20 acre claims (the "Holiday Mine Claims") all located in Mineral County, Nevada, and eighty 20 acre claims (the "Green Monster Mine Claims") located in Clark County, Nevada (the Carol R Mine Claims, Holiday Mine Claims and Green Monster Mine Claims collectively referred to as the "Nevada Properties").  Under the terms of the purchase agreement, Bullion will retain an undivided 10% working interest in and to the claims which will be "carried" in all respects through the completion of a feasibility study (as that term is defined in National Instrument 43-101) and a public announcement by the owners that they intend to place the claims into commercial production.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

As consideration for the claims, the Company will deliver the following to Bullion:

(a)

$100,000 cash payable in the following installments:

(i)

$40,000 following execution of the purchase agreement (paid);

(ii)

$10,000 within five days of the closing date (paid);

(iii)

$25,000 on or before the date that is three months after the closing date; and

(iv)

$25,000 on or before the date that is six months after the closing date.

(b)

$200,000 to be paid by the issuance of 500,000 common shares (the "Consideration Shares") in the capital of the Company within five days of the closing date (issued).

The purchase agreement contains an adjustment provision to the purchase price in the event that the weighted average trading price of the Company's common shares as traded over the TSX Venture Exchange (the "Exchange') over the two week period immediately preceding the six month anniversary (the "Six Month Anniversary") of the date the Exchange accepts the transaction (the "Deemed Price") is less than $0.40 per share, such that based on the Deemed Price, if the deemed value of the Consideration Shares is less than $200,000, the Company will pay Bullion in cash within five days of the Six Month Anniversary a sum equal to the difference between the deemed value of the Consideration Shares and $200,000.

The Company paid a finder's fee to Mr. Marek Kreczmer of $30,000 or 10% of the purchase consideration through the issuance of 150,000 common shares in the capital of the Company at a deemed price of $0.20 per share.

During the period, the Company received Exchange acceptance with regard to this purchase agreement.

Saskatchewan Properties

The Snowshoe, Harrison Peninsula and Pow Bay mineral claims are located on Wollaston Lake in northern Saskatchewan at the eastern extremity of the Athabasca Basin which is the source of 32% of current world production of uranium.  The Company has staked two additional claims in the area of mutual interest which will be included in the property package (the Saskatchewan properties collectively referred to as the "Athabasca Properties").

The Athabasca Properties cover 22,162 hectares adjoining property held by Cameco Corp. which covers five economic deposits of uranium, four of which are past producers ( Rabbit Lake mine and Collins Bay A, B and D) and one that is in current production (Eagle Point mine). These deposits are related to the unconformity at the base of the Athabasca Group formations where it is disrupted by thrust faulting.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

The main fault structure, the Collins Bay Fault, controlling the known deposits on Cameco ground projects on to the Athabasca Properties. The Company believes it is this feature that makes the Company's ground highly prospective for economic deposits of uranium.

The Collins Bay Fault is the main controlling structure for four economically significant uranium deposits, the Collins Bay A, B and D deposits, and Eagle Point mine.

The Collins Bay A deposit occurs on the Athabasca unconformity. It has been mined out by open pit methods and has produced 169 million pounds of uranium ("U3O8") (current gross value about $ 5 billion) from ore grading 5.68%U3O8.

The Eagle Point mine lies entirely within basement rocks beneath a now-eroded Athabasca unconformity. Uranium ore with simple mineralogy occurs within numerous vein structures in the hanging wall of the main fault. They occur to at least 460 metres below the Athabasca unconformity. Ore with an average grade of about 1.53% U3O8 is being mined by underground methods. Production to date plus current reserve/resources is in the order of 64 million pounds of U3O8.

The southeast end of the Snowshoe block is 7 km northeast of the producing Eagle Point uranium mine; the Harrison Peninsula claim is 5 km east of the Eagle Point mine and the Pow Bay claim is 5 km ENE of the formerly producing Rabbit Lake mine.

The Pow Bay claim lies partially on the easterly projection of the Rabbit Lake Fault which is one of the controlling structures at the now mined out Rabbit Lake mine. The Rabbit Lake mine produced 41 million pounds of U3 O8 from ore grading 0.27 %U3 O8; the ore was hosted by basement rocks between 0 and 200 metres below the Athabasca unconformity.

Nevada Properties

The Nevada Properties are comprised of three uranium project areas in south western Nevada. All three areas have highly anomalous uranium concentrations in grab samples.

Holiday Mine Claims, Mineral County

An albitatite dike intrudes into a quartz monzonite stock. The contact between these two rock types is faulted and hosts the radioactive mineralization.  Selected grab samples contain up to 0.22% U3 O8 and 0.85% ThO2 .

Green Monster Mine Claims, Clark County

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

This is a primarily lead-zinc mine with highly anomalous uranium content. A 5 ton bulk sample contain 1.09 % U3 O8 was collected in 1951. Individual samples contain as much as 10.5 % U3 O8 .

Carol R Mine Claims, Mineral County

Selected uranium samples contain as much as 0.94% U3 O8.  The uranium mineralization is located along the metasedimentary/felsic intrusive contact.

1.

Pamlico & Gold Bar Properties:

On July 11, 2002, the Company entered into a letter of intent with American Bonanza Gold Mining Corp. (“ABG”), as amended by a letter from ABG to the Company dated July 25, 2002 (collectively, the “Letter of Intent”). The Letter of Intent required the parties to enter into a formal option agreement which allows the Company to earn a 50% interest in ABG’s Pamlico and Gold Bar properties (the “Properties”).

Pursuant to the Letter of Intent, on September 27, 2002, the Company entered into an Option Agreement with Bonanza Explorations Inc. (“Bonanza”), a wholly owned subsidiary of ABG, whereby the Company has been granted the sole and exclusive option (the “Option”) to earn a 50% interest in the Properties subject to the following terms:

(i)

Consideration is comprised of $100,000 which was to be paid on or before 60 days from the effective date of the Letter of Intent, with extensions granted at 30-day increments for a payment of $7,500 for each 30 day period to a maximum period of 120 days or $15,000 thereafter the Joint Venture Agreement and terms thereof shall terminate.

The Company paid Bonanza $107,500, in accordance with the terms above.

(ii)

The Company will earn up to a 50% interest in the Properties over a period of three years as follows:

1)

The Company will have earned and be entitled to a 5% interest in the Properties upon the expenditure of not less than $500,000 (paid) and the issuance of 300,000 (issued) pre-consolidation shares to Bonanza in the first year of the Option Agreement.

2)

In the second year, the Company will have earned and be entitled to an additional 20% interest in the Properties upon the expenditure of not less than $1,100,000 and the issuance of pre-consolidation 250,000 shares to Bonanza.

3)

The Company will earn the remaining 25% interest in the Properties in the third year of the Option Agreement upon the expenditure of not less than $2,000,000 and the issuance of 250,000 pre-consolidation shares to Bonanza.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

During the year ended December 31, 2003, the Company made an election to participate in the Properties on a 5% interest basis. Bonanza will retain a 95% interest in the Properties. A joint venture (the “Joint Venture”) is deemed to have been formed and all exploration expenditures relating to the Joint Venture will now be borne by both the Company and Bonanza on a pro rata basis. Bonanza will act as the operator of the Joint Venture.

Should the Company not continue to fund its pro rata share of costs incurred on the Properties on a go-forward basis, the Company’s interest shall automatically be converted into a 3% Net Profits Interest Royalty.

Pamlico

The Pamlico property is located in Mineral County, 15 kilometres from Hawthorne, Nevada. Pamlico was subject to a cash payment of US$25,000 due in 2001 which was deferred and paid in June 2002. In 2002, a cash payment of US$150,000 was made. In November 2003, a cash payment of US$150,000 was made. In November 2004, a payment of US$100,000 was made and the final remaining cash payment of US$425,000 was deferred until November 2005. The property is subject to a 1 percent net profits interest royalty after the final cash payment. Pamlico has no associated work commitments.

During the period, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $100,000 (2004 – $nil).

Gold Bar

The Gold Bar properties are located in Eureka County, 50 kilometres northwest of Eureka, Nevada. Gold Bar is subject to a 2 percent net smelter royalty capped at US$1,000,000 on future production.

During the period, management decided to discontinue its funding of its interest in the property. Accordingly, the Company wrote-off all acquisition and exploration costs incurred on the property of $300,950 (2004 – $nil).

1.3

Selected Annual Information

Not applicable.

1.4

Results of Operations

During the period, the Company incurred a loss of $562,967 or $0.07 per share as compared to a loss of $133,268 or $0.01 per share during the nine months ended September 30, 2004, an increase in loss of $429,699. The increase in loss was primarily attributable to various costs incurred in connection with the acquisition of resource properties and the write-off of acquisition and exploration costs incurred on the Pamlico & Gold Bar Properties of $400,950.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

During the period, the Company incurred exploration expenses of $116,978 (2004 – $nil).

1.5

Summary of Quarterly Results

The following is a summary of certain financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Total Revenues	Income (Loss)	Income (Loss) per share
September 30, 2005	$ 368	$ (441,653)	$ (0.05)
June 30, 2005	289	(69,704)	(0.01)
March 31, 2005	319	(51,610)	(0.01)
December 31, 2004	405	(93,997)	(0.01)
September 30, 2004	150	(64,533)	(0.00)
June 30, 2004	1	(32,534)	(0.00)
March 31, 2004	30	(36,201)	(0.00)
December 31, 2003	133	(316,217)	(0.01)

Over the past eight fiscal quarters there have been no significant trends.

1.6/1.7

Liquidity and Capital Resources

The Company reported working capital of $253,494 at September 30, 2005 compared to working capital of $194,868 at December 31, 2004, representing an increase in working capital by $58,626.

As at September 30, 2005, the Company had net cash on hand of $245,505 compared to $200,301 at December 31, 2004, an increase in cash by $45,204. This increase in cash resulted from net inflows of cash of $254,333 from various exercise of warrants and of $75,000 from private placement proceeds offset by net outflows of cash utilized for operations of $162,045, acquisition of interest in resource properties of $116,978 and purchase of equipment and leasehold improvements of $5,106.

Current assets excluding cash at September 30, 2005 consist of amounts receivable of $13,039 and prepaid expenses of $11,144.

Current liabilities as at September 30, 2005 consist of accounts payable and accrued liabilities of $16,194.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

Financing for the Company operations was primarily through equity financings. The other sources of funds potentially available to the Company are through the exercise of 634,000 outstanding stock options at a price or $0.15 per share which expire between November 19, 2007 and July 13, 2009 and the exercise of 1,728,334 outstanding share purchase warrants at exercise prices of $0.20 and $0.30 per share which expire between August 27, 2006 and July 27, 2007. There can be no assurance, whatsoever, that any of these outstanding exercisable securities will be exercised.

The Company has and may continue to have capital requirements in excess of its currently available resources.  In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund operations, the Company may be required to seek additional financing.  Although the Company has been successful in raising the above funds, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.  The Company has not had a history of operations or earnings and the overall success of the Company will be affected by its current or future business activities. The Company is now in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of the expenditures incurred to earn an interest in these mineral properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the mineral properties.

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

1.

During the months ended September 30, 2005, the Company paid or accrued $45,000 (2004 – $45,000) for management fees and $9,000 (2004 – $9,000) for administrative fees to a company owned by directors of the Company.

2.

During the nine months ended September 30, 2005, the Company paid $12,682 (2004 - $nil) for rent to a company controlled by a spouse of a director of the Company.

3.

During the nine months ended September 30, 2005, the Company paid $nil (2004 – $14,265) for rent to a company having a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

1.10

 Third Quarter and Subsequent Events

During the third quarter, Marek J. Kreczmer has been appointed to the board of directors.

Mr. Kreczmer has obtained a B.Sc. Honours (Mineral Deposits Major) from the University of Ottawa and a Master of Science (specializing in mineral deposits) from the University of Toronto.  He brings to the Company a strong background in geology and business and over 20 years of experience in resource exploration, of which 7 years were spent in uranium exploration in Saskatchewan.  He is a member of the Association of Professional Engineers in Saskatchewan PDAC.

Currently, Mr. Kreczmer is a director of Tan Range Exploration Corporation (TSX: TNX) and serves as the Chairman of its Technical Committee.  He also serves as a director of a number of other Exchange listed companies.

The following events occurred subsequent to September 30, 2005:

1.

The Company granted to insiders, employees and consultants an aggregate of 318,000 stock options, exercisable for a period of five years, at a price of $0.32 per share.

2.

Mr. Robert van Doorn has been appointed to the Company’s newly created corporate advisory board.  Over the coming months, the Company anticipates adding a number of additional high calibre individuals to the advisory board, which is expected to play a significant role in furthering the Company’s business objectives.

Mr. van Doorn is currently the president and a director of Mundoro Mining Inc. (TSX: MUN), a resource company listed on the TSX. He holds an MSc in mining engineering from Delft University of Technology in the Netherlands and an MBA from the University of Cape Town, South Africa.

In the 1990’s, Mr. van Doorn worked as a global gold analyst for Morgan Stanley and Company in New York where he helped develop name recognition for the firm and initiated its corporate finance effort in the gold sector.  He also spent several years with Loewen, Ondaatje, McCutcheon, lastly as senior mining consultant and advisor to its mining team where he was responsible for creating corporate finance opportunities, raising money for mining companies, maintaining contact with investors and publishing research reports.

He was a founding principal and serves as the current technical expert for Golden China, a new merchant bank investing in China’s precious metals sector.

1.11

Proposed Transactions

No disclosure necessary.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

1.12

Critical Accounting Estimates

Not applicable.

1.13

Changes in Accounting Policies including Initial Adoption

1.

Stock based compensation

Effective January 1, 2002, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, only to employee stock appreciation rights, and applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital and no compensation expense was recognized.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 – Stock-based Compensation and Other Stock-based Payments – to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted or repriced on or after January 1, 2002 as shown on the Company’s statements of operations and deficit for the nine months ended September 30, 2005.

2.

Asset retirement obligations

The Company has adopted recent accounting pronouncements of the CICA Handbook Section 3110, relating to the recognition and disclosure of liabilities for long lived asset retirement obligations and associated asset retirement costs. A liability for future site reclamation costs, or other obligation, would be recorded at its fair value when determinable and a corresponding increase to the asset carrying value would be amortized over the useful life of the asset. Management has reviewed the anticipated obligations and retirement costs of long lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated. The adoption of the accounting policy has had no effect on the Company’s financial statements during the nine months ended September 30, 2005 and 2004.

1.14

Financial Instruments and Other Instruments

1.

Fair value of financial instruments

The carrying amounts of cash, amounts receivable, prepaid expenses and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these instruments.

NORTHERN CANADIAN MINERALS INC.

(Formerly American Nevada Gold Corp.)

Management Discussion & Analysis

For the nine months ended September 30, 2005 and 2004

Net smelter royalties are derivative instruments, the fair value of which are undeterminable until proven resource reserves have been established.

2.

Risk management

(a)

Environmental risk

The Company is engaged in mineral exploration and development and is accordingly exposed to environmental risks associated with mineral exploration activity. The Company is currently in the initial exploration stages on its property interests and has not determined whether significant site reclamation costs will be required. The Company would only record liabilities for site reclamation when reasonably determinable and when such costs can be reliably quantified.

(b)

Interest rate and credit risk

The Company is not exposed to significant interest rate or credit risk.

1.15

Other Requirements

Additional disclosures pertaining to the Company’s technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors, thank you for your continued support.

“Peeyush K. Varshney”

Peeyush K. Varshney

CFO

November 7, 2005